Exhibit 99.1

NEWS RELEASES
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

SIX MORE HOLES ON KIMBER’S CARMEN DEPOSIT:

BETTER DEFINITION OF HIGH GRADE

September 27, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Drill Results

Results from a further six in-fill holes on the Carmen deposit are reported below.

Most of these intersections serve to confirm or refine the directions in which continuity of mineralization had already been tentatively established by previous drilling. Some of the intersections serve the important objective of defining the locations of high grade material.

The three high grade intersections, each of six metres, were 22.56 g/t gold equivalent (“AuEq”) in MTR-272, 5.71 g/t AuEq in MTR-268, and 4.34 g/t AuEq in MTR-269. All of these high grade intersections are associated with the Los Hilos structure from which there was small-scale production from underground between 1937 and 1943.

As drilling identifies an increasing number of structures in the hanging wall to the east of the Carmen structure, names of individual structures (“Los Hilos”, “Cob” etc.) will be reported less as they become incorporated with other structures into the Carmen deposit.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equiv-alent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
MTR-268	110	118	8	1.833	36	2.35
and	234	238	4	0.537	24	0.88
and	256	262	6	2.870	103	4.34
MTR-269	16	22	6	0.608	62	1.49
and	70	80	10	0.525	58	1.35
and	132	138	6	4.713	70	5.71
and	144	148	4	0.711	10	0.85
and	176	180	4	0.511	6	0.60
and	182	186	4	0.525	8	0.63
and	190	208	18	0.602	16	0.83
and	242	248	6	1.049	60	1.90
and	256	260	4	0.524	31	0.97
MTR-270	28	32	4	0.581	37	1.11
and	40	44	4	0.451	56	1.25
and	44	50	6	0.993	92	2.30
and	100	106	6	2.285	42	2.89
and	192	212	20	0.812	13	1.00
and	236	240	4	0.675	11	0.82
MTR-271	76	82	6	0.674	35	1.17
and	86	90	4	0.299	47	0.96
and	94	98	4	1.007	48	1.69
and	128	132	4	0.554	6	0.64
and	172	180	8	1.290	73	2.33
MTR-272	66	78	12	0.205	46	0.86
and	144	150	6	17.879	328	22.56
and	156	162	6	0.604	13	0.79
MTR-273	200	204	4	0.634	29	1.05
*Gold equivalent grade assumes equivalence of 85 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above.

Two drills, one reverse circulation rig and one core rig, are operating on the Carmen deposit. There are no results to report from the Carotare target as rain in August made access difficult. Drilling will resume there as soon as the second reverse circulation rig returns from a major overhaul. Construction of access roads for trenching and drilling will start on the El Orito Norte as soon as the required permits are received.

Stock Options

The Company also announces that it has granted stock options to purchase 477,000 common shares of the Company to a total of 18 employees, ongoing consultants, Officers and certain Directors of the Company. The exercise price of the options is $1.65 per share.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards feasibility, while drilling and carrying out other exploration activities on neighbouring epithermal systems for additional resources. The Carmen deposit, an underground mine in the late 1930s, is a typical epithermal system: low sulphidation, oxidized, and believed to be suitable for open pit mining. The Carotare, an adjacent epithermal system now being drilled, appears to be similar. For more information on the company  please visit SEDAR or the Company’s  website at www.kimberresources.com.

Robert Longe, P.Eng.

President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.)  for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.